

GENTING BERHAD

(Incorporated in Malaysia under Company No. 7916-A)

Exemption No. 82-4962

Wisma Genting, 28 Jalan Sultan Ismail, 50250 Kuala Lumpur. P.O. Box 10937, 50930 Kuala Lumpur, Malaysia.
Tel: 03-2161 2288, 202 2288 Fax: 03-2161 5304 Telex: MA 30022.


02002621

18 January 2002

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

BY FAX
FAX # 001-202-942-9525

Dear Sirs,

GENTING BERHAD
EXEMPTION NO. 82-4962

We enclose a copy of the announcement by the Company on Recurrent Related Party Transactions of a Revenue or Trading Nature for filing pursuant to exemption no. 82-4962 granted to the Company under Rule 12g3-2(b) of the Securities Exchange Act of 1934.

Yours faithfully
GENTING BERHAD

TAN WOOI MENG
Group Company Secretary

Encls...
\\GB\SYS\USERS\SEC\ELIE\Letters\ADR.doc

dlw 1/25

Exemption No. 82-4962



Form Version 2.0

General Announcement

Ownership transfer to **GENTING/EDMS/KLSE** on **18-01-2002 03:14:34 PM**

Reference No **GG-020118-7B196**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**GENTING BERHAD**
* Stock name	:	**GENTING**
* Stock code	:	**3182**
* Contact person	:	**MR TAN WOOI MENG**
* Designation	:	**GROUP COMPANY SECRETARY**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

GENTING BERHAD ("GENTING" OR "THE COMPANY")

RECURRENT RELATED PARTY TRANSACTIONS OF A REVENUE OR TRADING NATURE

* **Contents :-**

1. INTRODUCTION

The Board of Directors of Genting wishes to announce that a subsidiary of the Company had entered into recurrent related party transactions of a revenue or trading nature, which are necessary for its day-to-day operations with certain related parties of Genting ("Recurrent Transactions").

2. DETAILS OF THE RECURRENT TRANSACTIONS

Genting is principally an investment holding and management company, whilst the principal activities of its subsidiaries include leisure and hospitality, gaming and entertainment businesses, plantations, property development and management, tours and travel related services, investments, manufacturing and trading in paper related products and oil and gas exploration. The principal activities of its associated companies include cruise related operations and the generation and supply of electric power.

Oakwood Sdn Bhd, a wholly-owned subsidiary of Genting and whose principal activities include property investment and management, in the ordinary course of business has entered into recurrent related party transactions of a revenue or trading nature, which are necessary for the day-to-day operations with certain related parties of Genting. Such Recurrent Transactions are carried out on an arm's length basis and on commercial terms which are not more favourable to the related parties than those generally available to the public and which will not be detrimental to the minority shareholders of the Company. The Recurrent Transactions are disclosed in Table 1.

3. FINANCIAL EFFECTS OF THE RECURRENT TRANSACTIONS

The Recurrent Transactions will not have any effect on the issued and paid-up share capital and substantial shareholders' shareholdings of Genting, and is not expected to have a material effect on the net tangible assets per share and earnings per share of the Genting Group.

4. DIRECTORS' AND MAJOR SHAREHOLDERS' INTERESTS

The interests of the Directors of Genting who have interest in the Recurrent Transactions are set out in Table 1. Save as disclosed in Table 1 and as far as the Directors are aware, none of the other Directors or major shareholders of Genting or persons connected to them has any interest, direct or indirect, in the Recurrent Transactions.

5. DIRECTORS' RECOMMENDATION

The Directors, after due consideration of all aspects of the Recurrent Transactions, are of the opinion that the Recurrent Transactions are in the best interests of the Company.

6. APPROVAL REQUIRED

The Recurrent Transactions do not require the approval of shareholders.

Yours faithfully
GENTING BERHAD

Tun Mohammed Hanif bin Omar
Deputy Chairman

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Oakwood Sdn Bhd ("Oakwood") a wholly-owned subsdiary of Genting ("GB").	Asiatic Development Berhad ("ADB")	ADB is a 54.9% owned subsdiary of GB Tan Sri Lim Goh Tong • Chairman and Chief Executive, shareholder and share option holder of GB • Director and shareholder of ADB Dato' Lim Kok Thay • Managing Director, shareholder and share option holder of GB • Joint Chief Executive & Director and shareholder of ADB Mr Quah Chek Tin • Executive Director and shareholder of GB • Director of ADB Tan Sri Mohd Amin bin Osman • Director, shareholder and share option holder of GB • Chairman & Director and shareholder of ADB	Rental of office space inclusive of service charges at Wisma Genting by ADB from Oakwood Extension of services connected to the rental of the office space as may be required by ADB	2,519 281

Oakwood	Resorts World Bhd ("RWB") and its subsidiary	RWB is a 55.2% owned subsidiary of GB Tan Sri Lim Goh Tong • Chairman and Chief Executive, shareholder and share option holder of GB • Chairman and Chief Executive and share option holder of RWB Tun Mohammed Hanif bin Omar • Deputy Chairman, shareholder and share option holder of both GB and RWB Dato' Lim Kok Thay • Managing Director, shareholder and share option holder of both GB and RWB Mr Quah Chek Tin • Executive Director and shareholder of GB • shareholder of RWB Tan Sri Mohd Amin bin Osman • Director, shareholder and share option holder of GB • shareholder of RWB	Rental of office space inclusive of service charges at Wisma Genting by RWB and its subsidiary from Oakwood Extension of services connected to the rental of the office space as may be required by RWB	7,129 1,250